Exhibit 99.1

Share Repurchase Update

During the quarter ended June 30, 2025, Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “we”) repurchased a total of 56 million ordinary shares (equivalent to 7 million ADSs) for a total of US$805 million. These purchases were made in the U.S. market under our share repurchase program.

As of June 30, 2025, we had 18,554 million ordinary shares (equivalent to 2,319 million ADSs) outstanding, a net increase of 80 million ordinary shares (equivalent to 10 million ADSs) compared to March 31, 2025. The net increase reflects the 136 million ordinary shares (equivalent to 17 million ADSs) of ESOP shares issued this quarter due to the vesting of annual performance-based awards under our ESOP.

Historical repurchases and total shares outstanding are set forth in the table below:

	Three months ended
	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024	Mar. 31, 2025	Jun. 30, 2025
Repurchase amount (US$Bn)	$1.7	$2.9	$4.8	$5.8	$4.1	$1.3	$0.6	$0.8
Shares repurchased (Mn ADSs)	19	37	65	77	52	15	6	7
Outstanding shares (Mn ADSs)	2,531	2,499	2,434	2,378	2,327	2,315	2,309	2,319

The remaining amount of Board authorization for our share repurchase program, which is effective through March 2027, was US$19.3 billion as of June 30, 2025.

July 2, 2025

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